Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi’s Board of Directors notes the resignation of Christian Mulliez and co-opts Christophe Babule as Director

•	Notes the resignation of Christian Mulliez as of February 6, 2019

•	Co-opts Christophe Babule for the remainder of Christian Mulliez’s term of office

PARIS – February 6, 2019 – At its meeting held on February 6, 2019, the Board of Directors duly noted the resignation of Mr. Mulliez and decided, after consultation of the Appointments and Governance Committee, to co-opt Christophe Babule as Director for the remainder of Christian Mulliez’s term of office (expiring at the end of the Annual Shareholders’ Meeting held in 2022 to approve the financial statements for the fiscal year ending December 31, 2021).

The co-optation of Christophe Babule will be subject to ratification by the next Shareholders’ Meeting of Sanofi, on April 30, 2019.

On November 19, 2018 Christophe Babule has been appointed Executive Vice-President, Chief Financial Officer and member of L’Oréal’s Executive Committee as of mid-February 2019. Christophe Babule has spent his career with L’Oréal, which he joined in 1988 after his studies at HEC Paris. He spent 7 years in the Luxury Division in Italy before being appointed as Director of Administration & Finance based in China. In 2007, he was appointed Administration & Financial Director for Mexico. In 2010, he returned to France to join Christian Mulliez’s Executive Committee as Director of Internal Audit for nearly 5 years. Afterwards he was appointed to his current position as Administration & Financial Director for the Asia Pacific Zone based in Shanghai and then in Hong Kong.

In making this appointment, the Board of Directors has chosen an individual with recognized skills in high-priority areas for the Group while maintaining the current balance of competences, in accordance with the roadmap set by the Board relative to its composition.

The entire Board of Directors thanked Christian Mulliez, who was also member of the Audit Committee and the Compensation Committee, for his very substantial and active participation in the meetings of the Board and of its Committees.

The Board of Directors has 16 members, including 11 who are deemed independent and two Directors representing employees.

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Media Relations Contact Quentin Vivant Tel.: +33 (0)1 53 77 41 09 Quentin.Vivant@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com